UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Everbridge, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

29978A104

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29978A104	13GA	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ABS Ventures IX L.P. (“ABS IX”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,000,000 shares
	6.	SHARED VOTING POWER 0 shares
	7.	SOLE DISPOSITIVE POWER 1,000,000 shares
	8.	SHARED DISPOSITIVE POWER 0 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.539%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

*      The foregoing percentage is calculated based on 28,254,691 shares of Common Stock of the Issuer, reported to be outstanding as of November 1, 2017 in the Issuer’s September 30, 2017 Quarterly Report filed on Form 10-Q.

CUSIP No. 29978A104	13GA	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Calvert Capital V, L.L.C. (“CC V LLC”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,567 shares
	6.	SHARED VOTING POWER 1,000,000 shares
	7.	SOLE DISPOSITIVE POWER 4,567 shares
	8.	SHARED DISPOSITIVE POWER 1,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,004,567 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.555%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

*      The foregoing percentage is calculated based on 28,254,691 shares of Common Stock of the Issuer, reported to be outstanding as of November 1, 2017 in the Issuer’s September 30, 2017 Quarterly Report filed on Form 10-Q.

CUSIP No. 29978A104	13GA	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruns H. Grayson (“Grayson”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 124,046 shares
	6.	SHARED VOTING POWER 1,004,567 shares
	7.	SOLE DISPOSITIVE POWER 124,046 shares
	8.	SHARED DISPOSITIVE POWER 1,004,567 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,128,613 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.994%*
12.	TYPE OF REPORTING PERSON (see instructions) IN

*      The foregoing percentage is calculated based on 28,254,691 shares of Common Stock of the Issuer, reported to be outstanding as of November 1, 2017 in the Issuer’s September 30, 2017 Quarterly Report filed on Form 10-Q.

CUSIP No. 29978A104	13GA	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) R. William Burgess, Jr. (“Burgess”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 62,860 shares
	6.	SHARED VOTING POWER 1,004,567 shares
	7.	SOLE DISPOSITIVE POWER 62,860 shares
	8.	SHARED DISPOSITIVE POWER 1,004,567 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,067,427 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.778%*
12.	TYPE OF REPORTING PERSON (see instructions) IN

*      The foregoing percentage is calculated based on 28,254,691 shares of Common Stock of the Issuer, reported to be outstanding as of November 1, 2017 in the Issuer’s September 30, 2017 Quarterly Report filed on Form 10-Q.

This Amendment No. 1 amends the Schedule 13G originally filed with the Securities and Exchange Commission on January 25, 2017, to report that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Issuer’s securities.

CUSIP No. 29978A104	13GA	Page 6 of 10 Pages

Item 1.

(a)	Name of Issuer Everbridge, Inc.

(b)	Address of Issuer’s Principal Executive Offices 25 Corporate Drive, Suite 400 Burlington, Massachusetts 01803

Item 2.

(a)	Name of Person Filing ABS Ventures IX L.P. (“ABS IX”) Calvert Capital V, L.L.C. (“CC V LLC”) Bruns H. Grayson (“Grayson”) R. William Burgess, Jr. (“Burgess”)

(b)	Address of the Principal Office or, if none, residence ABS Ventures 950 Winter Street Waltham, MA 02451

(c)

Citizenship

Grayson and Burgess are United States citizens. ABS IX is a limited partnership organized under the laws of the State of Delaware. CC V LLC is a limited liability company organized under the laws of the State of Delaware.

(d)	Title of Class of Securities Common Stock, $0.001 par value per share.

(e)	CUSIP Number 29978A104

CUSIP No. 29978A104	13GA	Page 7 of 10 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2017:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.

	(ii)	Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.

	(iii)	Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.

	(iv)	Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person

CUSIP No. 29978A104	13GA	Page 8 of 10 Pages

The Reporting Persons may be deemed members of a group within the meaning of Section 13(d), which in the aggregate may be deemed to beneficially own a total of 1,191,473 shares of Common Stock, consisting of 4.217% of the Issuer’s Common Stock. In accordance with Rule 13d-4 under the Act, each of the Reporting Persons hereby declares that this Report shall not be construed to be an admission that each such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the shares of Common Stock covered by this report other than those held in his or its name.

The general partner of ABS IX is CC V LLC. CC V LLC’s senior managers are Grayson and Burgess. Grayson and Burgess may be deemed to control ABS IX by reason of such position.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☒.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 29978A104	13GA	Page 9 of 10 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 5, 2018

ABS VENTURES IX L.P.
By: Calvert Capital V, L.L.C., its general partner

By:	/s/ Bruns Grayson
Name: Bruns H. Grayson
Title: Manager

CALVERT CAPITAL V, L.L.C.

By:	/s/ Bruns Grayson
Name: Bruns H. Grayson
Title: Manager

BRUNS H. GRAYSON

/s/ Bruns Grayson
Bruns H. Grayson

R. WILLIAM BURGESS, JR.

/s/ William Burgess, Jr.
R. William Burgess, Jr.

CUSIP No. 29978A104	13GA	Page 10 of 10 Pages

Schedule 13G

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Everbridge, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original. Dated: February 5, 2018

ABS VENTURES IX L.P.
By: Calvert Capital V, L.L.C., its general partner

By:	/s/ Bruns H. Grayson
Name: Bruns H. Grayson
Title: Manager

CALVERT CAPITAL V, L.L.C.

By:	/s/ Bruns H. Grayson
Name: Bruns H. Grayson
Title: Manager

BRUNS H. GRAYSON

/s/ Bruns H. Grayson
Bruns H. Grayson

R. WILLIAM BURGESS, JR.

/s/ R. William Burgess, Jr.
R. William Burgess, Jr.